CHEMBIO
DIAGNOSTICS, INC.

(CEMI:OTCBB)

INVESTOR PRESENTATION
Fourth Quarter 2005

Forward Looking Statements

- Overview
- Product Portfolio
- Markets
- Strategy & Execution
- Recent Developments
- Financial Highlights
- Investment Rationale

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Regulatory Disclaimer

Overview
Product Portfolio
Markets
Strategy & Execution
Recent Developments
Financial Highlights
Investment Rationale

Chembio is a New York-based medical device manufacturer that is subject to the rules and regulations, among other federal, state and municipal regulatory bodies, of the United States Food and Drug Administration (FDA) and various divisions thereof including the Center for Biologics Evaluation and Research (CBER) and the Center for Devices and Radiological Health (CDRH). Chembio's HIV rapid tests, which are currently manufactured and sold for export in accordance with relevant FDA export regulations, are not yet approved for sale in the United States, as they are currently under review by the FDA in connection with Chembio's pending Pre-Market Approval (PMA) submission to the FDA. As such, no statement contained herein should be construed, expressly or impliedly, to suggest that these products are approved by the FDA.

Chembio Diagnostics, Inc. (CEMI:OTCBB) is a Growing New York-based Developer and Manufacturer Of Rapid Diagnostic Tests for HIV and Other Global Infectious Diseases

40 Million Infected With HIV/AIDS Worldwide



North America
1.0 million
(540,000–1.6 million)
Caribbean
440,000
(270,000–780,000)
Latin America
1.7 million
(1.3–2.2 million)
Western Europe
610,000
(480,000–760,000)
North Africa and Middle East
540,000
(230,000–1.5 million)
Sub-Saharan Africa
25.4 million
(23.4–28.4 million)
Eastern Europe and Central Asia
1.4 million
(920,000–2.1 million)
East Asia
1.1 million
(560,000–1.8 million)
South and South-East Asia
7.1 million
(4.4–10.6 million)
Oceania
35,000
(25,000–48,000)

And Now a Reason to Be Tested

Growth In Demand For Test Kits Has Arrived Because ARVs are Affordable and Funded


North America
1.0 million
(540,000–1.6 million)
3.5 MM
440,000
(270,000–780,000)
Latin America
1.7 million
(1.3–2.2 million)
Western Europe
610,000
(480,000–760,000)
North Africa
and Middle East
540,000
(230,000–1.5 million)
28 MM
Sub-Saharan
Africa
25.4 million
(23.4–28.4 million)
Eastern Europe
and Central Asia
1.4 million
(920,000–2.1 million)
7 MM
(560,000–1.8 million)
South and South-East Asia
7.1 million
(4.4–10.6 million)
Oceania
35,000
(25,000–48,000)

Need for Several Hundred Million Tests And Now a Reason to Be Tested

FUNDING

President's $15 Billion Emergency Plan
(PEPFAR= CDC/USAID)
The Global Fund

USAID
FROM THE AMERICAN PEOPLE

FACILITATORS

UNAIDS, NGOs, Clinton HIV/AIDS

Investing in our future
The Global Fund
To Fight AIDS, Tuberculosis and Malaria

CLINTON FOUNDATION

Joint United Nations Programme on HIV/AIDS
UNAIDS
UNHCR•UNICEF•WFP•UNDP•UNFPA
UNODC•ILO•UNESCO•WHO•WORLD BANK

CDC
Department of Health and Human Services
Centers for Disease Control and Prevention

Chembio's Rapid HIV Tests

CHEMBIO DIAGNOSTICS, INC.

- Overview
- Product Portfolio
- Markets
- Strategy & Execution
- Recent Developments
- Financial Highlights
- Investment Rationale



Sure Check™ HIV
Collect • Process • Analyze
3 in 1
Sample collection, processing and analysis in one device
Individually packaged for use as needed
Fingerstick sample
Uses only 3µl of whole blood
On-site results in minutes
Room temperature storage
For export use only. • This product not cleared for use in the U.S.



HIV 1/2 Stat-Pak Dipstick
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Simple two-step procedure
Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
Test results in 15 minutes or less
Room temperature storage
Lateral flow technology
Cost competitive format
For export use only - This product not approved for use in the U.S.



HIV 1/2 Stat-Pak
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Simple two-step procedure
Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
Test results in 10 minutes or less
Room temperature storage
Lateral flow technology
No special equipment required
For export use only - This product not cleared for use in the U.S.

Chembio's Rapid HIV Tests

- Rapid – 15 minutes
- Safe, easy application
- Operator friendly
- Non–invasive whole blood sample – the standard
- Limits false negatives - True IgG Control
- 24 months shelf life
- Highly sensitive (99.6%) and specific (99.9%)

Our Tests Have a True "IgG" Control Line Competitive Advantage

Prevents False Negatives

	Chembio	Leading International Market Competitors
True IgG Control?	Yes	No

Chembio's HIV Tests Have Long Shelf Life Competitive Advantage

Necessary for Field Conditions

Product	Shelf Life From Date of Manufacture
Chembio	24 Months
Leading US Competitor	6 Months
Leading International Competitors	12 Months

Build Upon Success in Brazil and Uganda

- **13 Year Technology Transfer and Supply Contract with Brazilian Government**
  - **Signed February 2004**
  - **450,000 Tests in 2004**
  - **Approximately 700,000 Tests in 2005**
  - **New Projects**

Build Upon Success in Brazil and Uganda

- **Replicating Success in Uganda by Engagement of Stakeholders**
  - **Dr. Jay Drosin- East Africa**
  - **Dr. Joseph Nnorom- West Africa**

The US HIV Rapid Test Market is Growing

Projected $50MM Market

Overview

Product Portfolio

Markets

Strategy & Execution

Recent Developments

Financial Highlights

Investment Rationale

- Large percentage of HIV+ in U.S. are not aware of their status
- US Markets Now Available Due to CLIA
  - Public Health, Prisons
  - Hospital, Physician Offices
  - Other Niche Markets

The US HIV Rapid Test Market is Growing

Projected $50MM Market

Overview

Product Portfolio

Markets

Strategy & Execution

Recent Developments

Financial Highlights

Investment Rationale

ORIGINAL INVESTIGATION

The Role of Rapid vs Conventional Human Immunodeficiency Virus Testing for Inpatients

Effects on Quality of Care

Ronald Lubelchek, MD; Karen Kroc, BS; Bala Hota, MD; Rubina Sharief, MD; Uma Muppudi, MD; Joseph Pulvirenti, MD; Robert A. Weinstein, MD

The US HIV Rapid Test Market is Growing

Projected $50MM Market

- Living with HIV
  - More of a Chronic Disease
  - Encourages testing
- In Preliminary Discussions with US Marketing Partner

The US HIV Rapid Test Market is Growing

Projected $50MM Market *(not including OTC)*

The New York Times

F.D.A. to Weigh At-Home Testing For AIDS Virus

By GARDINER HARRIS

FDA Approval Opens U.S . Market & More International Markets

Month	Date	US FDA PMA Milestones	Status
1-6	Jul.-Dec. 2004	Clinical Trials	✓
8	Feb. 2005	Full PMA Submitted	✓
15	Sep. 2005	Pre-Approval Inspection	✓
16-19	Oct. 2005 - Jan. 2006	Address Remaining Issues	Underway
20-21	Feb.-Mar. 2006	Labeling Meeting	To be scheduled
21-22	Mar.-Apr. 2006	FDA/CLIA Approval Expected	

Growing HIV Test Revenues

$(000s)

HIV Test Revenues	*QI*	*QII*	*QIII*	*YTD*
2005	90	494	593	1,177
2004	176	279	42	497

Rapid TB Test Market Opportunity
Larger Than HIV

- Overview
- Product Portfolio
- Markets
- Strategy & Execution
- Recent Developments
- Financial Highlights
- Investment Rationale

- **Rapid TB market Larger than HIV market**
- **Leading cause of HIV-related mortality**
- **Existing Methods Inaccurate**
- **Chembio is developing a TB and Combo HIV/TB Test**
- **Patent-pending platforms**
  - **Colored latex**



← **Control Line**
← **HIV Test Line**
← **TB Test Line**

$50 Million Veterinary TB Market

- **Veterinary TB Leverages Our Expertise In TB Serology**
- **First Product Currently Under USDA Review for Approval**
- **Tests for Multiple Species Under Development**
  - **Single Largest Market Opportunity is in Cattle TB**

Chagas & Other "Neglected Diseases"

- Chagas Disease
  - Leading Rapid Test
- Other "Neglected" Diseases
  - Collaborative Efforts
  - Significant Upside Potential

Experienced Senior Management Team

Overview

Product Portfolio

Markets

Strategy & Execution

Recent Developments

Financial Highlights

Investment Rationale

Name	*Position*	*Years Experience*
Lawrence Siebert	**Chairman, President**	**24**
Richard Larkin	**CFO**	**25**
Avi Pelossof	**Sales, Marketing & Bus. Dev.**	**17**
Les Stutzman	**Marketing**	**25**
Javan Esfandiari	**R&D**	**18**
Rick Bruce	**Operations**	**28**
Tom Ippolito	**Regulatory**	**20**

Independent Directors

Independent Board Members	*Expertise; Experience*
Alan Carus, CPA	**Audit Chair; Former Senior Executive, NYSE Company, Former Partner, Ernst & Young**
Gary Meller MD, MBA	**Health Care Technology; Former CEO, Health Services Division, Humana Inc.**
Gerald Eppner Esq.	**Securities Law; Partner, Cadwalader Wickersham & Taft**

Advisory Board Members	*Expertise; Experience*
Dr. James Koziarz	**HIV Diagnostics; Abbott Laboratories**
Dr. Peter Andersen	**TB Diagnostics; Staten Serum Institut**
Allen Moore	**Public Policy, Global Health; Senate & Exec. Branch**

Summary of Chembio (CEMI.OB)

CHEMBIO DIAGNOSTICS, INC.

- Overview
- Product Portfolio
- Markets
- Strategy & Execution
- Recent Developments
- Financial Highlights
- Investment Rationale

- **Global Health Market For Rapid Tests**
- **Growing Worldwide Demand**
- **Successful Execution in International Markets**
- **Pending FDA Approval of Two HIV Tests**
- **Pipeline of Complementary Products and Technologies**
- **Experienced Management Team**